EXHIBIT 12

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended March 31,		Six Months Ended March 31,
(dollars in thousands)	2006	2005	2006	2005
Income before taxes on income	$415,012	$302,064	$853,590	$637,713
Add fixed charges:
Interest expense – excluding interest on deposits	10,054	8,418	19,482	16,806
Interest expense – deposits	3,549	1,683	6,515	3,122
Interest factor on rent [1]	3,951	3,756	7,929	7,476

Total fixed charges	17,554	13,857	33,926	27,404

Earnings before fixed charges and taxes on income	$432,566	$315,921	$887,516	$665,117

Ratio of earnings to fixed charges – including interest on deposits	24.6	22.8	26.2	24.3
Ratio of earnings to fixed charges – excluding interest on deposits	30.6	25.8	32.1	27.3

[1]	Interest factor on rent represents one-third of rental expense (the approximate portion of rental expense representing interest).